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SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31956; 812-13761]

J.P. Morgan Exchange-Traded Fund Trust, et al.; Notice of Application

January 14, 2016

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: J.P. Morgan Exchange-Traded Fund Trust (the "Trust"), J.P. Morgan Investment Management Inc. ("JPMIM"), and SEI Investments Distribution Co. (the "Distributor").

Summary of Application: Applicants request an order that permits: (a) actively-managed series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Creation Units for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares; and (f) certain series to perform creations and redemptions of Creation Units in-kind in a master-feeder structure.

Filing Dates: The application was filed on March 10, 2010 and amended on November 8,

2010, October 3, 2011, May 24, 2013, January 24, 2014, September 24, 2014, May 15, 2015,

October 10, 2015, and December 23, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing

to the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

February 8, 2016, and should be accompanied by proof of service on applicants, in the form

of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the

desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: J.P. Morgan Investment

Management, Inc., 270 Park Avenue, New York, New York 10017.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873 or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act. The Trust is organized as a series fund with multiple series. The Trust will offer a new series (the "New Fund"), whose investment objective will be to seek total return by investing pursuant to a systematic rules-based investment process. The New Fund will invest its assets globally (including in emerging markets) to gain exposure to equity securities (across market capitalizations), debt securities (including below investment grade and unrated debt securities), commodities (through a Wholly-Owned Subsidiary (as defined below) of the New Fund) and currencies.

2.   JPMIM, a Delaware corporation, is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). JPMIM will serve as the investment adviser to the New Fund. The Adviser (as defined below) may enter into sub-advisory agreements with one or more investment advisers, each of which will act as sub-adviser ("Sub-Adviser") to a Fund (as defined below) or its respective Master Fund (as defined below). Each Sub-Adviser will be registered or not subject to registration under the Advisers Act. The Distributor, a Pennsylvania corporation, is registered as a broker-dealer ("Broker") under the Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor will serve as the principal underwriter and distributor for the New Fund.[1]

3.   Applicants request that the order apply to the New Fund, as well as to additional series of the Trust and any other open-end management investment companies or series thereof that may be created in the future ("Future Funds"). Any Future Fund will: (a)

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[1] Applicants request that the order apply to any other Broker hired by a Fund (including an affiliate of the Adviser) to act as distributor and principal underwriter of the Fund that complies with the terms and conditions of the application. Applicants state that neither the Distributor nor any future Distributor is or will be affiliated with any Listing Market (as defined below).

be advised by JPMIM or an entity controlling, controlled by, or under common control with JPMIM (each such entity is referred to as an "Adviser") and (b) comply with the terms and conditions of the application. The New Fund and Future Funds together are the "Funds."[2] Each Fund relying on the order will operate as an actively-managed exchanged traded fund ("ETF"), and a Fund may operate as a feeder fund in a master-feeder structure ("Feeder Fund").

4. The Funds, or their respective Master Funds (as defined below), may invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets. Funds, or their respective Master Funds, that invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets are "Global Funds." Funds, or their respective Master Funds, that invest solely in foreign equity securities or foreign fixed income securities are "Foreign Funds." The Funds may also invest in a in a broad variety of other instruments.[3] Applicants anticipate that the Funds, or their respective Master Funds, may invest a significant portion or their assets in depositary receipts representing foreign securities in which they seek to invest (Depositary Receipts").[4] Applicants further state that, in order to

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[2] All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

[3] If a Fund (or its respective Master Fund) invests in derivatives, then (a) the Fund's board of trustees or directors (for any entity, the "Board") will periodically review and approve the Fund's (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives and how the Fund's investment adviser assesses and manages risk with respect to the Fund's (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[4] Depositary Receipts are typically issued by a financial institution (a "Depositary") and evidence ownership in a security or pool of securities that have been deposited with the Depositary. A Fund (or its respective Master Fund) will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants, any Future Fund, any Adviser, or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund (or its respective Master Fund), except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.

implement each Fund's investment strategy, the Adviser and/or Sub-Advisers of a Fund may review and change the securities, or instruments, or other assets or positions held by the Fund, or its respective Master Fund ("Portfolio Instruments") daily.

5.   With respect to section 12(d)(1), applicants are requesting relief ("Fund of Funds Relief") to permit management investment companies and unit investment trusts ("UITs") registered under the Act that are not part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as "Investing Management Companies," such UITs are referred to as "Investing Trusts," and Investing Management Companies and Investing Trusts are collectively referred to as "Funds of Funds"), to acquire Shares beyond the limitations in section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any Broker, to sell Shares beyond the limitations in section 12(d)(l)(B) to Funds of Funds. Applicants request that any exemption under section 12(d)(1)(J) from sections 12(d)(1)(A) and (B) apply to: (1) each Fund that is currently or subsequently part of the same "group of investment companies" as the New Fund within the meaning of section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds; and (2) each Fund of Funds that enters into a participation agreement ("FOF Participation Agreement") with a Fund. "Funds of Funds" do not include the Funds. [5]

6.   Applicants further request that the order permit a Fund to operate as a Feeder Fund ("Master-Feeder Relief"). Under the order, a Feeder Fund would be permitted to

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[5] A Fund of Funds may rely on the order only to invest in Funds and not in any other registered investment company.

acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund ("Master Fund") beyond the limitations in section 12(d)(1)(A) of the Act,[6] and the Master Fund, and any principal underwriter for the Master Fund, would be permitted to sell shares of the Master Fund to the Feeder Fund beyond the limitations in section 12(d)(1)(B) of the Act. Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund. Applicants state that creating an exchange-traded feeder fund may be preferable to creating entirely new series for several reasons, including avoiding additional overhead costs and economies of scale for the Feeder Funds.[7] Applicants assert that, while certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds' Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure.

7.   A Creation Unit will consist of at least 25,000 Shares and applicants expect that the trading price of a Share will range from $10 to $100. All orders to purchase Creation Units must be placed with the Distributor by or through an "Authorized Participant," which is either (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC", and such process the "NSCC Process"),

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[6] A Feeder Fund managed in a master-feeder structure will not make direct investments in any security or other instrument other than the securities issued by its respective Master Fund.

[7] In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

or (b) a participant in the Depository Trust Company ("DTC," such participant "DTC Participant" and such process the "DTC Process"), which, in either case, has executed an agreement with the Distributor with respect to the purchase and redemption of Creation Units.

8.   In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[8] On any given Business Day[9] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[10] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed

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[8] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[9] Each Fund will sell and redeem Creation Units on any day that the Trust is open, including as required by section 22(e) of the Act (each, a "Business Day").

[10] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's net asset value ("NAV") for that Business Day.

for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[11] or (c) TBA Transactions,[12] short positions and other positions that cannot be transferred in kind[13] will be excluded from the Creation Basket.[14] If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

9. Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are

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[11] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[12] A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[13] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[14] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[15]

10.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act (a "Listing Market"), on which Shares are listed and traded, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Listing Market will disseminate, every 15 seconds throughout the regular trading hours, through the facilities of the Consolidated Tape Association, an estimated NAV, which is an amount per Share representing the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Listing Market.

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[15] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

11.   A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (the "Transaction Fee").[16] The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.[17] All orders to purchase Creation Units will be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit such orders to the Fund. The Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

12.   Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded at negotiated prices on a Listing Market and it is expected that the relevant Listing Market will designate one or more member firms to maintain a market for the Shares.[18] The price of Shares trading on a Listing

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[16] Applicants are not requesting relief from section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund's shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

[17] Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of buying those particular Deposit Instruments. In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[18] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Listing Market (including NYSE Arca, Inc.), one or more member firms of that Listing Market will act as market maker (a "Market Maker") and maintain a market for Shares trading on that Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq stipulate that at least two Market Makers must be registered in Shares to maintain a listing. Registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares.

Market will be based on a current bid-offer in the secondary market. Purchases and sales of Shares in the secondary market will not involve a Fund and will be subject to customary brokerage commissions and charges.

13.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[19] Applicants believe that the structure and operation of the Funds will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to a Fund's NAV.

14.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund, or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant.

15.   Neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or mutual fund. Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying, or selling Creation Units, or Shares traded on a Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund or tender those Shares for redemption to the Fund in Creation Units only.

16.   The Trust's website ("Website"), which will be publicly available prior to the offering of Shares, will include each Fund's prospectus ("Prospectus"), statement of

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[19] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

additional information ("SAI"), and summary prospectus, if used. The Website will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV. On each Business Day, prior to the commencement of trading in Shares on a Listing Market, each Fund shall post on the Website the identities and quantities of the Portfolio Instruments held by the Fund, or its respective Master Fund, that will form the basis for the calculation of the NAV at the end of that Business Day.[20] This disclosure will look through any Wholly-Owned Subsidiary and identify the specific Portfolio Instruments held by that entity.

Applicants' Legal Analysis:

1.　　Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.　　Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to

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[20] Under accounting procedures followed by the Fund, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust to issue Shares that are redeemable in Creation Units only.[21] Applicants state that investors may purchase Shares in Creation Units from each Fund and that Creation Units will always be redeemable in accordance with the provisions of the Act. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

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[21] The Master Funds will not require relief from sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

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<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.[22]

5.   Applicants state that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.

6.   Applicants assert that the protections intended to be afforded by section 22(d) and rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares. Applicants state that

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[22] The Master Funds will not require relief from section 22(d) or rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.

(a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Finally, applicants assert that competitive forces in the marketplace should ensure that the margin between NAV and the price for the Shares in the secondary market remains narrow.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the Foreign and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Instruments in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Foreign and Global Fund customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.[23]

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[23] Applicants acknowledge that no relief obtained from the requirements of section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants assert that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within a maximum of fifteen (15) calendar days[24] would not be inconsistent with the spirit and intent of section 22(e).[25] Applicants represent the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 15 calendar days, needed to deliver the proceeds for each affected Foreign Fund or Global Fund. Applicants are not seeking relief from section 22(e) with respect to Foreign and Global Funds that do not effect redemptions in-kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause

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[24] Certain countries in which a Fund may invest have historically had settlement periods of up to 15 calendar days.

[25] Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the section 22(e) relief requested herein.

the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Funds of Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Broker to sell Shares to Funds of Funds in excess of the limits in section 12(d)(l)(B) of the Act. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

11.   Applicants submit that certain of their proposed conditions address concerns regarding the potential for undue influence. To limit the control that a Fund of Funds may have over a Fund, applicants propose a condition prohibiting the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser, sponsor of an Investing Trust ("Sponsor"), and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor ("Fund of Funds Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any sub-adviser to an Investing Management Company ("Fund of Funds Sub-Adviser"), any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment

company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person

controlling, controlled by or under common control with the Fund of Funds Sub-Adviser

("Fund of Funds Sub-Advisory Group").

12.   Applicants propose a condition to ensure that no Fund of Funds or Fund of

Funds Affiliate[26] (except to the extent it is acting in its capacity as an investment adviser to a

Fund) will cause a Fund to purchase a security in an offering of securities during the

existence of an underwriting or selling syndicate of which a principal underwriter is an

Underwriting Affiliate ("Affiliated Underwriting").[27]

13.   Applicants propose several conditions to address the potential for layering of

fees. Applicants note that the board of directors or trustees of any Investing Management

Company, including a majority of the directors or trustees who are not "interested persons"

within the meaning of section 2(a)(19) of the Act ("independent Board members"), will be

required to find that the advisory fees charged under the contract are based on services

provided that will be in addition to, rather than duplicative of, services provided under the

advisory contract of any Fund in which the Investing Management Company may invest.

Applicants also state that any sales charges and/or service fees charged with respect to shares

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[26] "Fund of Funds Affiliate" is any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter or principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities. A "Fund Affiliate" is the Adviser, Sub-Adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

[27] An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in

NASD Conduct Rule 2830.[28]

14. In order to address concerns about complexity, applicants propose condition

B.12, which will prohibit Funds from acquiring securities of any investment company or

company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

section 12(d)(1)(A) of the Act, other than a Wholly-Owned Subsidiary,[29] except to the extent

permitted by exemptive relief from the Commission permitting a Fund, or its respective

Master Fund, to purchase shares of other investment companies for short-term cash

management purposes.

15. Finally, each Fund of Funds must enter into an FOF Participation Agreement

with the respective Funds, which will include an acknowledgement from the Fund of Funds

that it may rely on the order only to invest in a Fund and not in any other investment

company.

16. Applicants also are seeking relief from sections 12(d)(1)(A) and 12(d)(1)(B)

to the extent necessary to permit the Feeder Funds to perform creations and redemptions of

Shares in-kind in a master-feeder structure. Applicants assert that this structure is

substantially identical to traditional master-feeder structures permitted pursuant to the

exception provided in section 12(d)(1)(E) of the Act. Section 12(d)(1)(E) provides that the

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[28] Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

[29] A Fund, or its respective Master Fund, may invest in a wholly-owned subsidiary, organized under the laws of the Cayman Islands or under the laws of another non-U.S. jurisdiction (each, a "Wholly-Owned Subsidiary"), in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a registered investment company for U.S. federal income tax purposes. A Wholly-Owned Subsidiary may rely on section 3(c)(1) or 3(c)(7) of the Act to be excluded from the definition of investment company. For a Fund (or its respective Master Fund) that invests in a Wholly-Owned Subsidiary, the Adviser will serve as investment adviser to both the Fund (or its respective Master Fund) and the Wholly-Owned Subsidiary. A Feeder Fund will not invest in a Wholly-Owned Subsidiary.

percentage limitations of sections 12(d)(1)(A) and (B) will not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held in the investing fund's portfolio (in this case, the Feeder Fund's portfolio). Applicants believe the proposed master-feeder structure complies with section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation. To the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and other securities, applicants request relief from sections 12(d)(1)(A) and (B). The Feeder Funds would operate in compliance with all other provisions of section 12(d)(1)(E).

Sections 17(a)(1) and (2) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. Each Fund may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to

20

be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").

18.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds.[30] Applicants also request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are affiliated persons or second-tier affiliates.[31]

19.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner

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[30] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or a second-tier affiliate of a Fund of Funds because the Adviser, or an entity controlling, controlled by or under common control with the Adviser is also an investment adviser to the Fund of Funds.

[31] To the extent that purchases and sales of Shares occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Funds of Funds.

and on the same terms for all, regardless of the identity of the purchaser or redeemer. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

20.   Applicants also submit that the sale of Shares to and redemption of Shares from a Fund of Funds meets the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[32] The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Fund's registration statement.

21.   In addition, to the extent that a Fund operates in a master-feeder structure, applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. Applicants state that the request for relief described above would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not

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[32] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or a second-tier affiliate for the purchase by the Fund of Funds of Shares of the Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

involve "overreaching" by an affiliated person. Applicants represent that such transactions will occur only at the Feeder Fund's proportionate share of the Master Fund's net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund's NAV. Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. Applicants state that, in effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.

22. Applicants believe that: (a) with respect to the relief requested pursuant to section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and the proposed transactions are consistent with the general purposes of the Act; and (b) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A. Actively-Managed Exchange Traded Fund Relief

1.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed ETFs, other than the Master-Feeder Relief.

2.	As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on a Listing Market.

3.	Neither the Trust nor any Fund will be advertised or marketed as open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire Shares from the Fund and tender Shares for redemption to the Fund in Creation Units only.

4.	The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for the Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund, or its respective Master Fund, through a transaction in which the Fund could not engage directly.

6.	On each Business Day, before the commencement of trading in Shares on the Fund's Listing Market, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund) that will form the basis of the Fund's calculation of NAV at the end of the Business Day.

B.	Section 12(d)(1) Relief

1.	The members of the Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. The members of the Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds Advisory Group or the Fund of Funds Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its voting securities of the Fund in the same proportion as the vote of all other holders of the Fund's voting securities. This condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management

Company or a Fund of Funds Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Fund (or its respective Master Fund), including a majority of the independent Board members, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Fund of Funds Adviser, or trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) pursuant to rule 12b-1 under the Act) received from a Fund (or its respective Master Fund) by the Fund of Funds' Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds' Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds' Adviser, or trustee, or Sponsor of an Investing Trust, or its affiliated person by the Fund (or its respective

Master Fund), in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7. The Board of the Fund (or its respective Master Fund), including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an

Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in

excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant

to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief, or (iii) the Fund invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Fund (or its respective Master Fund) as described in the application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with rule 2a-7 for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary